

April 17, 2013

Via E-mail
Mr. Thomas S. Olinger
Chief Financial Officer
Prologis, Inc.
Pier 1, Bay 1
San Francisco, CA 94111

> **Re:** **Prologis, Inc. and Prologis, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File Nos. 001-13545 and 001-14245**

Dear Mr. Olinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 16

1.   In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

2.   In future Exchange Act periodic reports, to the extent you have a significant development/redevelopment portfolio, please expand your disclosure to include information regarding the anticipated completion date(s), if possible.

3.   In future Exchange Act periodic reports, to the extent you hold a material amount of land, please include a discussion of the amount of development the land could support.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

4.   In future Exchange Act periodic reports, please expand your disclosure of your leasing activities to include the impact of tenant improvement costs and leasing commissions for both new leases and for renewals. Please provide this information on a per square foot basis.

Consolidated Statements of Operations, page 55

5.   Please revise in future Exchange Act periodic filings to disclose, either in the notes or on the face of the consolidated statements of operations, amounts attributable to the parent for income (loss) from continuing operations and discontinued operations, or tell us how you have complied with ASC 810-10-50-1A.

Consolidated Statements of Comprehensive Income (Loss), page 56

6.   Please revise in future Exchange Act periodic filings to present, either in the notes or on the face of the consolidated statements of comprehensive income (loss), the amount of income tax expense or benefit allocated to each component of other comprehensive income, or tell us how you have complied with ASC 220-10-45-12.

Notes to Consolidated Financial Statements

Long-Lived Assets, page 66

7.   We note your disclosure that costs incurred in acquiring real estate properties are expensed as incurred. Please tell us, and clarify in future Exchange Act periodic filings where significant, how you account for costs incurred in acquiring land or properties that are considered asset acquisitions.

8.   We note your disclosure that for land parcels you intend to sell, you estimate the future undiscounted cash flows based on estimated fair value. Please tell us whether you consider costs to sell the assets in your analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney-Advisor, at (202) 551-3758 or Duc Dang, Attorney-Advisor, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mr. Ed Nekritz, Prologis, Inc. (*via e-mail*)